# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FinVolution Group, CIK 0001691445
CUSIP: 31810T101
Title of class of securities: Class A ordinary shares, $0.00001 par value per share
Address of issuer's principal executive offices: Building G1, No. 999 Dangui Road, Pudong New District,, Shanghai, China (F4), 201203
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000764715

## Reporting persons
- Sun Hung Kai & Co. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 38,879,370; sole dispositive power 0; shared dispositive power 38,879,370; aggregate amount beneficially owned 38,879,370 (5.6% of the class)
- Shipshape Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 38,879,370; sole dispositive power 0; shared dispositive power 38,879,370; aggregate amount beneficially owned 38,879,370 (5.6% of the class)
- Sun Hung Kai Strategic Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 38,879,370; sole dispositive power 0; shared dispositive power 38,879,370; aggregate amount beneficially owned 38,879,370 (5.6% of the class)

## Item 1. Issuer
Name of issuer: FinVolution Group
Address of issuer's principal executive offices: Building G1, No. 999 Dangui Road, Pudong New District,, Shanghai, CHINA 201203

## Item 2. Person Filing
Name of person filing:
Sun Hung Kai & Co. Limited,
Shipshape Investments Limited,
Sun Hung Kai Strategic Capital Limited
Address of principal business office or, if none, residence: 40/F Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong
Citizenship: Shipshape Investments Limited is organized under the laws of British Virgin Islands. Each of the other Reporting Persons is organized under the laws of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 38,879,370
Percent of class:
5.6%
The CUSIP Number 31810T101 applies to the
American Depositary Shares ("ADSs") of the
Company, which are quoted on the New York Stock
Exchange under the symbol "FINV".
The number of Shares reported as beneficially owned represented by ownership of 7,775,874 ADSs. Each ADS represents five (5) Class A Ordinary Shares. The Company's Form 20-F filed on April 18, 2025 indicates there were 699,550,724 Shares outstanding as of 31 December 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 38879370
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 38879370

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. 99 - Joint Filing Agreement

## Signatures
- Sun Hung Kai & Co. Limited: /s/ Lee Sze Wai, Company Secretary (05/08/2025)
- Shipshape Investments Limited: /s/ Lee Sze Wai, Company Secretary (05/08/2025)
- Sun Hung Kai Strategic Capital Limited: /s/ Lee Sze Wai, Company Secretary (05/08/2025)